FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of March, 2004
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
		Crystallex Announces Equity Financing

Crystallex International Corporation (AMEX, TSX: KRY) announced today that it has filed a preliminary short form prospectus with the securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador in respect of an offering of common shares to raise approximately Cdn$100 million. Common shares may also be sold on a private placement basis in jurisdictions outside of Canada. The offering will be conducted through a syndicate of underwriters.

Crystallex plans to use the net proceeds from the financing to fund predevelopment costs at the Las Cristinas Project in Venezuela and capital expenditures and development costs at Crystallex's existing operations.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange.

This press release is not an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The common shares being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such common shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

For further information: Investor Relations, A. Richard Marshall, VP of Crystallex International Corporation, +1-800-738-1577 or info@crystallex.com

	Crystallex Prices Cdn$100 million Equity Financing

Crystallex International Corporation (AMEX, TSX: KRY) announced today that in connection with its previously announced filing of a preliminary short form prospectus with the securities regulatory authorities in Ontario, British Columbia, Alberta, Manitoba, Nova Scotia and Newfoundland and Labrador in respect of an offering of common shares, it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase 25 million common shares of Crystallex at a price of Cdn$4.00 percommon share for gross proceeds to Crystallex of Cdn$100 million. The underwriters also have a 15% over-allotment option exercisable for a period of 30 days from the closing of the offering. The offering is scheduled to close on or about April 5, 2004.

Crystallex plans to use the net proceeds from the financing to fund predevelopment costs at the Las Cristinas Project in Venezuela and capital expenditures and development costs at Crystallex's existing operations.

The offering is subject to certain conditions including, but not limited to, the entering into by Crystallex and the underwriters of an underwriting agreement and the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange.

This press release is not an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The common shares being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such common shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

For further information: Investor Relations, A. Richard Marshall, VP of Crystallex International Corporation, +1-800-738-1577 or info@crystallex.com

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   March 18, 2004     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature